UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
 FORM 11-K
___________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2020
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission File Number.....001-34624
___________________________________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Umpqua Bank 401(k) and Profit Sharing Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Umpqua Holdings Corporation
Umpqua Bank Plaza
One SW Columbia Street, Suite 1200
Portland, OR 97258

REQUIRED INFORMATION

1. Not Applicable
2. Not Applicable
3. Not Applicable
4. The Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2020, prepared in accordance with the financial reporting requirements of ERISA.

1

Report of Independent Registered Public Accounting Firm and Financial Statements
with Supplemental Information for

Umpqua Bank
401(k) and Profit Sharing Plan

December 31, 2020 and 2019

2

CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	3
Statement of changes in net assets available for benefits	4
Notes to financial statements	5

SUPPLEMENTAL INFORMATION REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4(i) – Schedule of assets (held at end of year)	13

INDEX TO EXHIBITS
EXHIBITS 23.1 - Consent of Independent Registered Public Accounting Firm	14

SIGNATURES	15

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of
Umpqua Bank 401(k) and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Umpqua Bank 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Portland, Oregon
June 22, 2021

We have served as the auditor of the Plan since 2018.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2020 and 2019

	December 31,
	2020	2019
ASSETS
Investments, at fair value	$403,810,516	$355,677,728
Receivables
Notes receivable from participants	7,948,051	8,756,205
Employer contributions - match	826,370	765,480
Participant contributions	—	13,825
Total receivables	8,774,421	9,535,510

NET ASSETS AVAILABLE FOR BENEFITS	$412,584,937	$365,213,238

See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2020

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$48,473,997
Dividends	532,535
Interest	31,219
Net investment income	49,037,751

Interest income on notes receivable from participants	446,833

Contributions
Employer	10,417,427
Participant	28,566,596
Rollovers	2,451,673
Total contributions	41,435,696

Total additions	90,920,280

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	43,412,284
Corrective distributions	6,327
Administrative expenses	129,970
Total deductions	43,548,581

CHANGE IN NET ASSETS	47,371,699

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	365,213,238
End of year	$412,584,937

See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral and profit sharing plan covering substantially all employees of Umpqua Holdings Corporation and Subsidiaries (the Company), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan's sponsor and serves as Plan administrator.

Beginning in April 2020, the Plan enacted several provisions from the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), specifically, allowing CARES Act distributions and loan deferments throughout the remainder of 2020. The CARES Act distribution allowed Plan participants to withdraw up to $100,000 due to adverse financial consequences from COVID-19. CARES Act loan deferments allowed impacted participants to freeze their 401(k) loan repayments through the remainder of 2020, with loans being re-amortized, and loan repayments restarting in 2021. Finally, the processing of required minimum distributions was suspended for 2020, except upon participant request and in cases where a participant's first required minimum distribution was for 2019, and was deferred until 2020.

Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 18. Employees are automatically enrolled into the Plan once they meet the eligibility criteria, unless they choose to opt-out. Employees enter the Plan on scheduled enrollment dates following their completion of the eligibility requirements.

Contributions –

Employee deferrals – Participants may elect to contribute up to 80% of eligible compensation, except for bonus pay which can be be deferred up to 100%, to the Plan each year. In addition, participants may make voluntary Roth after-tax contributions or voluntary non-deductible after-tax contributions to the Plan. Participants may also roll over eligible amounts from other qualified plans.

Employer match – The Company may elect to make discretionary matching contributions to the Plan. The matching contributions are made each pay period. The Company matched 50% of employee contributions, up to 8% of eligible compensation deferred to the Plan for the year ended December 31, 2020.

Employer profit sharing – The Company may elect to make discretionary profit sharing contributions to the Plan. Participants must complete at least 1,000 hours of service during the Plan year, and be employed as of the last day of the Plan year, to be eligible to receive any profit sharing contributions. Profit sharing contributions are allocated to participants in the same proportion as a participant's compensation bears to the total of all participants' compensation. There were no profit sharing contributions for the year ended December 31, 2020.

Contributions are subject to regulatory limitations.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan (continued)

Participant accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants direct the investment of their account balances into various investment options offered by the Plan. The Plan currently offers various registered investment company mutual funds, Company common stock, common trusts, and a brokerage account, as investment options for participants. Brokerage account balances consist of mutual funds offered by other registered investment companies, common stock or other investment products, except for the funds offered by the Plan and Company stock. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. Vesting in Company contributions is based on years of service pursuant to the following vesting schedule. Participants who were part of acquired plans may have specific vesting schedules in accordance with those plans.

Percentage
Years of service
Less than 1 year	—%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to 50% of participants' vested accounts, but not in excess of $50,000. Loans are secured by the balance of the participant's account and bear fixed, reasonable rates of interest, as determined by the Plan administrator. The maximum loan term is five years unless the loan qualifies as a home loan. Principal and interest are paid ratably through payroll deductions. As of December 31, 2020, the rates of interest on outstanding loans ranged from 4.25% to 9.25% with various maturities through November 2040.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account balance, or annual installments over a period not more than the participant's life expectancy (or the assumed life expectancies of the participant and their beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship withdrawals of the participants' contributions are permitted by the Plan. Hardship withdrawals must be approved by the Plan administrator, and are limited to vested amounts of participants' contributions.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Forfeitures – Forfeitures are the nonvested portion of a participant's account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future Company contributions, and eligible, reasonable administrative expenses. As of December 31, 2020 and 2019, forfeited non-vested accounts totaled $2,659 and $10,111, respectively. During 2020, the Company used $700,961 of forfeitures to fund 2020 contributions.

Basis of accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan Document.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Payment of benefits – Benefit payments are recorded when paid.

Expenses – Administrative expenses such as legal and accounting fees are paid by the Company, however they may be paid with Plan forfeitures. Transaction fees and investment management fees are deducted directly from the participant's account.

Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Fair Value Measurements

The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Money markets and other cash equivalents – Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end. Money market and other cash equivalents are generally classified within level 1 of the valuation hierarchy.

Registered investment companies (mutual funds) – Valued at quoted market prices, which represent the NAV of shares held by the Plan at year end. Mutual funds are generally classified within level 1 of the valuation hierarchy.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is generally classified within level 1 of the valuation hierarchy.

Self-directed brokerage – Participants may direct their investment elections to the self-directed brokerage that offers a wide array of securities, with the exception of those offered by the Plan and Company common stock. The self-directed brokerage account includes money markets, mutual funds, and common stock, which are valued within the brokerage account using level 1 valuation inputs.

Collective trusts – Units held in collective trusts are valued using the NAV of the funds. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. Participant transactions (purchases and sales) may occur daily at NAV. Investments in collective investment funds are redeemable daily at NAV, which is the readily determinable fair value. The common collective trust funds measured at NAV have not been classified in the fair value hierarchy.

In 2020, the Plan updated their investments and began investing in ten collective investment trusts, nine of which are target date funds for investors expecting to retire around the year indicated in each fund's name. The price per share is quoted on a private market that is not active. The remaining collective trust is the Putnam Stable Value Fund 15 which is a collective trust designed to provide preservation of capital and achieve high current income through a diversified portfolio. The fund invests primarily in security-backed investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Fair Value Measurements (continued)

In 2019, the Plan had invested in the Wells Fargo Stable Value Fund Class C which was a collective trust designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. In 2020, the Wells Fargo Stable Value Fund Class C was replaced with the Putnam Stable Value Fund.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables disclose by level, the fair value hierarchy, of the Plan's assets at fair value:

	Investment Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Money markets and other cash equivalents	$10,453,993	$—	$—	$10,453,993
Registered investment companies	134,940,971	—	—	134,940,971
Common stock - Umpqua Holdings Corp.	9,216,112	—	—	9,216,112
Self-directed brokerage accounts	4,762,826	—	—	4,762,826
Total assets in the fair value hierarchy	$159,373,902	$—	$—	$159,373,902
Investments measured at NAV (1)
Collective trusts				$244,436,614
Total investments at fair value				$403,810,516

(1)	Certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Fair Value Measurements (continued)

	Investment Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Money markets and other cash equivalents	$5,630,299	$—	$—	$5,630,299
Registered investment companies	330,582,526	—	—	330,582,526
Common stock – Umpqua Holdings Corp.	11,012,393	—	—	11,012,393
Self-directed brokerage accounts	2,366,550	—	—	2,366,550
Total assets in the fair value hierarchy	$349,591,768	$—	$—	$349,591,768
Investments measured at NAV (1)
Collective trust				$6,085,960
Total investments at fair value				$355,677,728

(1)	Certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient:

	Fair	Unfunded	Redemption	Redemption
December 31, 2020	Value	Commitments	Frequency	Notice Period

Collective trusts	$244,436,614	None	Daily	N/A

	Fair	Unfunded	Redemption	Redemption
December 31, 2019	Value	Commitments	Frequency	Notice Period

Collective trust	$6,085,960	None	Daily	N/A

Note 4 – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 11, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. It is reasonably possible that, given the level of risk associated with investment securities, changes in the near term could materially affect a participant's account balance and the amounts reported in the financial statements.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 – Risks and Uncertainties (continued)

In March 2020, the World Health Organization declared the novel strain of coronavirus ("COVID-19") a global pandemic in response to the rapidly growing outbreak of the virus. The COVID-19 pandemic continues to have significant effects on global markets, businesses, and communities. While the full impact of COVID-19 is unknown and cannot be reasonably estimated as these events are still developing, it could impact the volatility of the Company's stock price and Plan assets. The impact to participants would be dependent on the timing of distributions and the related share price of investments held at the distribution date.

Note 6 – Party-in-Interest Transactions

Plan investments include shares of Umpqua Holdings Corporation Stock which is the common stock of the Company. During the year ended December 31, 2020, the Plan's investment in the Company's common stock decreased by $1,796,281 due to unrealized and realized losses of $1,500,880 and sales due to benefit payment distributions of $1,021,506, partially offset by employee and employer contributions of $670,801. Certain Plan investments are shares of mutual funds managed by Fidelity Investments, which is the trustee of the Plan. These transactions qualify as party-in-interest transactions.

Note 7 – Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant's account would become fully vested.

Note 8 – Subsequent Event

The Plan's management has evaluated subsequent events through June 22, 2021, the date the financial statements were available to be issued, and there were no subsequent events requiring adjustments to the financial statements or disclosures.

SUPPLEMENTAL INFORMATION
REQUIRED BY THE DEPARTMENT OF LABOR

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
EIN: 93-1261319
PLAN NO. 001
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	JPMCB SmartRetirement Passive Blend 2025 Fund CF	Collective trust	**	$40,739,458
	JPMCB SmartRetirement Passive Blend 2030 Fund CF	Collective trust	**	38,112,044
	JPMCB SmartRetirement Passive Blend 2035 Fund CF	Collective trust	**	32,139,076
	JPMCB SmartRetirement Passive Blend 2040 Fund CF	Collective trust	**	30,931,573
	JPMCB SmartRetirement Passive Blend 2020 Fund CF	Collective trust	**	30,575,827
	JPMCB SmartRetirement Passive Blend 2045 Fund CF	Collective trust	**	29,398,853
	JPMCB SmartRetirement Passive Blend 2050 Fund CF	Collective trust	**	14,625,228
	JPMCB SmartRetirement Passive Blend Income Fund CF	Collective trust	**	10,643,656
	JPMCB SmartRetirement Passive Blend 2055 Class CF	Collective trust	**	10,312,650
	Putnam Stable Value Fund 15	Collective trust	**	6,958,249
	Total collective trusts			244,436,614

*	Fidelity 500 Index Fund	Registered investment company	**	31,600,610
*	Fidelity Blue Chip Growth Fund Class K	Registered investment company	**	25,747,200
	T Rowe Price Institutional Mid-Cap Equity Growth Fund	Registered investment company	**	13,103,560
	Vanguard Federal Money Market Fund Investor Shares	Registered investment company	**	10,453,993
*	Fidelity Small Cap Index Fund	Registered investment company	**	10,412,878
*	Fidelity Mid Cap Index Fund	Registered investment company	**	9,710,673
*	Fidelity U.S. Bond Index Fund	Registered investment company	**	6,854,435
	American Funds EuroPacific Growth Fund Class R-6	Registered investment company	**	6,782,060
	MFS Value Fund Class R6	Registered investment company	**	6,512,893
	Metropolitan West Total Return Bond Fund Plan Class	Registered investment company	**	6,030,040
*	Fidelity Total International Index Fund	Registered investment company	**	5,353,177
	JPMorgan Mid Cap Value Fund Class L	Registered investment company	**	5,179,301
	State Street Institutional Small-Cap Equity Fund Class Investment	Registered investment company	**	3,321,226
	Hotchkis & Wiley High Yield Fund Class I	Registered investment company	**	2,409,691
	DFA International Value Portfolio Institutional Class	Registered investment company	**	1,923,227
	Total registered investment companies			145,394,964

*	Umpqua Holdings Corporation	Common stock	**	9,216,112
	BrokerageLink accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	**	4,762,826
*	Participant loans	4.25% – 9.25%, various maturities through November 2040	$—	7,948,051

				$411,758,567
* Indicates party-in-interest
** Information is not required as investments are participant directed.

INDEX TO EXHIBITS

Exhibit No.        Description

23.1            Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Umpqua Bank 401(k) and Profit Sharing Plan

Date: June 22, 2021

/s/ Lisa M. White
Lisa M. White
Senior Vice President/Corporate Controller and
Principal Accounting Officer